Exhibits

Exhibit 8

Significant Group companies as at December 31, 2003

Name	Jurisdiction of incorporation	Proportion held directly or indirectly by Registrants (%)

Shell Holdings (U.K.) Limited	UK	100
Shell Oil Company	Delaware, USA	100
Shell Petroleum Inc.	Delaware, USA	100
Shell Petroleum N.V.	The Netherlands	100
Shell U.K. Limited	UK	100
The Shell Petroleum Company Limited	UK	100

E 2 Royal Dutch/Shell Group of Companies